UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 21, 2011



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On November 21, 2011 after market closing, Dollar Tree, Inc. (the "Company") entered into a variable maturity accelerated share repurchase agreement (the "ASR Agreement") with Wells Fargo Bank, National Association ("Wells Fargo") to repurchase $300 million (the "Repurchase Price") of the Company's common shares. These shares will be repurchased under the $1.5 billion share repurchase program that was approved in October 2011.

Pursuant to the terms of the ASR Agreement, the Company will pay the Repurchase Price to Wells Fargo on November 23, 2011, and Wells Fargo will make an initial delivery to the Company of 2,774,475 common shares.

The total number of the Company's common shares that will be repurchased under the ASR Agreement will be based on the volume-weighted average share price of the Company's common shares during a calculation period specified in the ASR Agreement, subject to a minimum and a maximum number of shares and subject to adjustment in accordance with the terms of the ASR Agreement. This calculation period is expected to end in early fiscal 2012. At the end of this calculation period, the Company may receive an additional number of its common shares. All common shares repurchased under the accelerated share repurchase program will be retired.

The ASR Agreement is subject to terms customary for similar agreements, including terms providing for the effect of extraordinary corporate transactions and setting forth the circumstances under which the ASR Agreement may be terminated early.

Item 7.01. Regulation FD Disclosure.

The Company issued a press release concerning the accelerated share repurchase program on November 22, 2011. The contents of such press release (attached to this Current Report on Form 8-K as Exhibit 99.1) are hereby incorporated by reference and furnished under this Item 7.01.

A WARNING ABOUT FORWARD LOOKING STATEMENTS: The press release incorporated into this report contains "forward looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward looking statements address future events, developments or results and typically use words such as believe, will, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward looking statements include statements regarding our intentions to repurchase common shares, the method and timing as well as the number of shares repurchased, related expenditures, the benefits of such transactions, and our ability to generate free cash flow. A further list and description of these risks, uncertainties and other matters can be found in the Company's annual report and other reports filed from time to time with the Securities and Exchange Commission. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10-K filed March 17, 2011 and our Quarterly Report on Form 10-Q filed November 17, 2011. In light of these risks and uncertainties, the future events, developments or results described by our forward looking statements in this document could turn out to be materially and adversely different from those we discuss or imply. Dollar Tree cautions that the foregoing list of important factors may not be complete, and we are not obligated to release publicly any revisions to any forward looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

99.1   Press release dated November 22, 2011 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: November 22, 2011

By: /s/ Kevin S. Wampler
        Kevin S. Wampler
        Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated November 22, 2011 issued by Dollar Tree, Inc.

Exhibit 99.1

DOLLAR TREE, INC. ANNOUNCES $300 MILLION
ACCELERATED SHARE REPURCHASE

CHESAPEAKE, Va. – November 22, 2011 - Dollar Tree, Inc. (NASDAQ: DLTR), the nation's leading operator of discount variety stores selling everything for $1 or less, today announced that after market close on November 21, 2011, it entered into an agreement with Wells Fargo Bank, National Association, to repurchase $300 million of its common shares under a variable maturity accelerated share repurchase program. Dollar Tree will acquire these common shares under the $1.5 billion share repurchase program announced on October 7, 2011.

The specific number of shares to be repurchased will generally be based on the volume-weighted average share price of the Company's common shares during the calculation period of the accelerated share repurchase program, subject to collar provisions that establish the minimum and maximum number of shares to be repurchased under the program. All common shares repurchased under the accelerated share repurchase program will be retired.

"Our share repurchase program continues to represent an important part of our capital allocation strategy and an efficient and flexible way of returning value to shareholders," said President and CEO Bob Sasser. "As evidenced by the recently-announced results for the third quarter of 2011, Dollar Tree's sales, operating margin and earnings continue to grow. We are confident in the Company's ability to generate substantial free cash flow for the foreseeable future."

Dollar Tree operated 4,335 stores in 48 states and 5 Canadian Provinces as of October 29, 2011.

A WARNING ABOUT FORWARD LOOKING STATEMENTS: This press release contains "forward looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward looking statements address future events, developments or results and typically use words such as believe, will, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward looking statements include statements regarding our intentions to repurchase stock, the method and timing as well as the number of shares repurchased, related expenditures, the benefits of such transactions, and our ability to generate free cash flow. A further list and description of these risks, uncertainties and other matters can be found in the Company's annual report and other reports filed from time to time with the Securities and Exchange Commission. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10-K filed March 17, 2011 and our Quarterly Report on Form 10-Q filed November 17, 2011. In light of these risks and uncertainties, the future events, developments or results described by our forward looking statements in this document could turn out to be materially and adversely different from those we discuss or imply. Dollar Tree cautions that the foregoing list of important factors may not be complete, and we are not obligated to release publicly any revisions to any forward looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT:Dollar Tree, Inc.
        Timothy J. Reid 757-321-5384
        www.DollarTree.com